Linkage Global Inc

June 24, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Rucha Pandit

Re:	Linkage Global Inc
Registration Statement on Form F-3
Filed June 12, 2026
File No. 333-296750

Dear Ms. Pandit:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Linkage Global Inc hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on June 26, 2026, or as soon thereafter as practicable.

Very truly yours,

Linkage Global Inc

By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer